

Mail Stop 6010

October 3, 2008

Ms. Katherine L. Wolf
Chief Financial Officer
Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, New York 10962

> **RE: Vision-Sciences, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Form 10-Q for the quarter ended June 30, 2008**
> **File No. 0-20970**

Dear Ms. Wolf:

We have reviewed your letter dated September 15, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the quarter ended June 30, 2008

(ii) Gain on Sale of Product Line (Medtronic Transition Agreement), page 19

1.   We note your response to prior comment 2. However, it is still not clear based on your response the nature of the $3.2 million gain recognized in the three months ended June 30, 2008. Therefore, we reissue prior comment 2.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief